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                                                                               EXHIBIT 12

                  PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED

               COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
                 PLUS PREFERRED SECURITIES DIVIDEND REQUIREMENTS
                                                                                                  12 Months
                                            YEARS ENDED DECEMBER 31,                                Ended
                                    ---------------------------------------------------            March 31,
                                 1991(A)      1992(A)      1993(A)        1994           1995         1996
                                 --------   ---------    ----------   ----------     ----------     ---------
                                                            (THOUSANDS OF DOLLARS)
Net Income...................... $ 543,035   $  504,117   $  595,519(A) $  679,033    $  662,323   $  643,835
Plus Income Taxes (B)...........   274,146      253,276      316,010       322,824       364,355      358,938
                                  --------    ---------    ----------   ----------     ----------    --------
Income Before Income Taxes.......  817,181      757,393      911,529     1,001,857     1,026,678    1,002,773
                                  --------    ---------    ----------   ----------     ----------    --------
Fixed Charges and Preferred
  Securities Dividend Requirements:
  Interest Charges (C)...........  478,321      524,025      502,534       495,925       496,060      496,137
  Interest Factor in Rentals.....    9,311        9,591       11,090        12,120        11,956       11,891
  Preferred Securities Dividend
    Requirements (Pre-tax) (D)...   42,676       46,748       56,881        60,566        72,416       72,520
                                  --------    ---------    ----------   ----------     ----------    --------
          Total..................  530,308      580,364      570,505       568,611       580,432      580,548
                                  --------    ---------    ----------   ----------     ----------    --------
Earnings Before Fixed Charges and
  Preferred Securities Dividend
    Requirements................$1,347,489   $1,337,757   $1,482,034    $1,570,468    $1,607,110   $1,583,321
                                  ========    =========    =========   ==========     =========    ==========

Ratio...........................      2.54         2.30         2.59          2.76          2.77         2.73
                                      ====         ====         ====          ====          ====         ====

(A)  Excludes cumulative effect of $5.4 million credit to income reflecting a change in income taxes.
     (See Note 9 -- Federal Income Taxes of Notes to Consolidated Financial Statements.)

(B)  Includes state income taxes and federal income taxes for other incomes.

(C)  Excludes 1991 and 1992 interest expense on decommissioning costs of $6,956 and $5,208, respectively.
     Effective January 1, 1992, accounting was changed to follow Federal Energy Regulatory Commission guidelines.

(D)  Includes a reduction for tax-deductible preferred dividends in accordance with Sections 244(a) and
     11(b) of the Internal Revenue Code of 1986, as amended, before applying accounting Rule S-K of
     Regulation 229.503,  Item 503 (d)(6).
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